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United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O'Brien, Kimberly Calder, Liz Packebusch and Loan Lauren Nguyen

Re:	Enlight Renewable Energy Ltd. Draft Registration Statement on Form F-1

Submitted July 25, 2022

CIK No. 0001922641

To the addressees set forth above:

On behalf of our client, Enlight Renewable Energy Ltd. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Draft Registration Statement on Form F-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 25, 2022 (the “Draft Submission”).

Amendment No. 2 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Gilad Yavetz, the Company’s Chief Executive Officer (the “CEO”), dated September 21, 2022. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

In addition, Amendment No. 2 includes amendments to the Company’s financial reports for the year ended December 31, 2021 (the “Annual Financial Reports”) and for the six months ended June 30, 2022 (the “Interim Financial Reports” and, together with the Annual Financial Reports, the “Financial Reports”).

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

November 18, 2022

Prospectus Summary

Overview, page 1

1.	We note the definition for annualized unlevered consolidated return on invested capital for your operational projects added in response to prior comment 3. Since the calculation of this measure is derived by summing Segment Adjusted EBITDA for three of your reportable segments, please tell us your consideration of whether this disclosure represents a non-IFRS measure.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 90 to remove the use of “annualized unlevered consolidated return on invested capital” as a defined measure.

The Offering, page 14

2.	We note your disclosure that all information in the prospectus assumes or gives effect to a 10 for 1 reverse split of your ordinary shares. However, we note no difference to your per share information compared to your previous submission. Please clarify how you have presented this reverse split.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14, 15 and 139 to clarify the presentation of its reverse share split.

Our amended and restated articles of association to be effective upon the closing of this offering, page 55

3.	We note your response to prior comment 10. You state at page 55 that your Israeli Forum Provisions would not apply to claims brought pursuant to the Securities Act or the Exchange Act. Please make sure your amended and restated articles of association also states this clearly. Please also advise whether there is uncertainty as to whether a court would enforce your Israeli Forum Provisions. If so, please revise your risk factor accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Section 42 of its form Amended and Restated Articles of Association to be effective upon the closing of the offering, that the Company has submitted to the Staff as exhibit 3.2 (the “Articles”), state clearly which causes of action would be subject to Israeli Forum Provisions and such causes of action clearly do not include claims brought pursuant to the Securities Act or the Exchange Act.

In addition, the Company respectfully advises the Staff that the Company’s Israeli counsel has confirmed to the Company that based on the existing language of Section 42 of the Articles and Israeli law, and as disclosed by the Company on page 55, Israeli Forum Provisions will not apply to claims brought pursuant to the Securities Act or Exchange Act.

November 18, 2022

Finally, the Company has revised the disclosure on page 55 to clarify that if an Israeli court were to find the Israeli Forum Provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings subject under the Articles to Israeli Forum Provisions, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company’s business and financial condition.

Use of Proceeds, page 58

4.	We note your response to prior comment 11 and reissue it. We note your disclosure that you intend to use the majority of the net proceeds from this offering for future project equity financing; that the remaining net proceeds from the offering will be used for working capital purposes and general corporate purposes; and that you may also use a portion of the proceeds to acquire or invest in businesses, however, you do not have agreements or commitments for any material acquisitions or investments at this time. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 58 to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts the Company intends to allocate to each identified purpose. The Company notes that it will disclose the relevant amounts in a subsequent filing when the amount of expected net proceeds will be known.

Capitalization, page 60

5.	Please remove the netting effects of cash and cash equivalents from your total capitalization so that it presents a total of the debt and equity components of the company’s capitalization.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60 to remove the netting effects of cash and cash equivalents form the Company’s total capitalization.

November 18, 2022

Management's discussion and analysis of financial condition and results of operations Segment information

Reconciliation of Non-IFRS Financial Information, page 76

6.	We note that the adjustment for “Proceeds from the sale of electricity recognized as Financial Assets Payments” used to derive both Segment Revenue and Total Segment Revenues represents an allocation of consideration for the recovery of contract assets in respect of concession arrangements in accordance with IFRIC 12. Since this adjustment does not appear to reflect revenue from contracts with customers accounted for in accordance with IFRS 15, it may substitute individually tailored recognition and measurement methods for those of IFRS. Refer to Question 100.04 of Non-GAAP Financial Measures Compliance and Disclosure Interpretations and tell us why this adjustment is appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 75 and 76 to remove all references to Segment Revenue and Total Segment Revenue.

7.	Similar to the above comment, please tell us why you believe it is appropriate to include the adjustment for “Proceeds from the sale of electricity recognized as Financial Assets Payments” to derive Total Segment Adjusted EBITDA. In this regard, it appears this non- IFRS adjustment is for an amount that is not part of your operating results. Tell us how your reconciliation of Total Segment Adjusted EBITDA is consistent with Item 10(e)(2) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company derives Total Segment Adjusted EBITDA by summing up the Segment Adjusted EBITDA for each of the Company’s three segments, adjusting such aggregate amount for certain profits and costs as provided on pages 75 and 76. The Company therefore does not use an adjustment for “Proceeds from the sale of electricity recognized as Financial Assets Payments” when deriving Total Segment Adjusted EBITDA. The Company has included Total Segment Adjusted EBITDA for presentation purposes in order to assist investors when reviewing the segment information tables on pages 75 and 76 and has not used this measure on a stand-alone basis in the Registration Statement.

The Company has provided reconciliation of Total Segment Adjusted EBITDA to net income, even though the Company does not derive Total Segment Adjusted EBITDA from net income in order to be consistent with Item 10(e)(2) of Regulation S-K and provide investors with what the Company believes to be the acceptable form of reconciliation for adjusted EBITDA metrics.

November 18, 2022

Liquidity and capital resources

Financing our project origination initiatives, corporate overhead and holding company bond repayments, page 79

8.	We note your disclosure that you had no outstanding equity financing commitments for projects that had reached financial close, except for projects identified in Israel and in Hungary. Please revise to clarify the nature of the two projects identified as the exceptions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 to clarify that, as of June 30, 2022, the Company had no outstanding equity financing commitments, including with respect to the two identified projects in Israel and Hungary.

Financial statements as of December 31, 2021

Consolidated statements of changes in equity, page F-7

9.	For clarity, please revise to present a total column for Capital reserves. Alternatively, provide the investor with an understanding that the six middle columns sum to total Capital reserves as reflected on the statements of financial position. Additionally, center the title of Capital Reserves above the six columns.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-7 in response to the Staff’s comment.

Consolidated statements of cash flows, page F-9

10.	Please explain to us why you believe it is appropriate to classify the Repayment of contract assets and Finance income in respect of contract asset as an operating activity as opposed to an investing or financing activity, respectively. As part of your response, please identify the authoritative guidance that supports your classification.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that though IAS 7 does not contain a specific guidance relating to the classification of cash flows for service concession arrangements, IAS 7.6 states that “operating activities” are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities. The Company’s contract assets represent a right to consideration in exchange for services that is conditional on something other than the passage of time and are accounted for under IFRS 15. Therefore, it is the Company’s belief that the repayments of contract assets that are related to revenue producing activities (i.e. the service construction of the infrastructure and the ongoing operational services) should be classified as an operating activity based on IAS 7.6 and IAS 7.14 (which provides an example of cash flows from operating activities, that is cash receipts from the sale of goods and the rendering of services). The Company believes this is also in line with the core principle in IAS 7 which is to classify the cash flows in a manner that is consistent with the activity that generated the cash flow.

November 18, 2022

Moreover, in 2011 the IFRS interpretation committee (the “IFRIC”) has published a “staff paper” that addresses the classification of cash flows for service concession arrangements, in which the IFRIC staff stated that the most appropriate classification for cash flows from concession arrangement is that of operating activity.1

With respect to the interest element related to the contract asset, the Company respectfully advises the Staff that in accordance with IAS 7.33, the Company's accounting policy with respect to classification of interest received is to classify such interest as operating cash flow, because it is taken into account in determining profit or loss through the Company's revenue generating activity.

Notes to the financial statements as of December 31, 2021

Note 2 - Significant accounting policies

I. Deferred costs in respect of projects, page F-19

11.	We note from your response to prior comment 13 that you account for deferred costs in respect of projects in accordance with IAS 16. Please clarify for us why you have not included these costs, which appear akin to construction in progress, within Fixed Assets. In addition, please further revise your accounting policy to explain how you account for these costs upon the commencement of project operations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is the Company's position that pursuant to IAS 1.55 and IAS 1.58 the presentation of deferred costs as a separate line item is appropriate, where such presentation is relevant to the understanding of the Company's financial position, which is for that matter, due to the uncertainty of materialization of the project. The Company believes that until the required approvals for a project have been obtained, more uncertainty exists and therefore the presentation of deferred costs in a separate line item, is more useful to understanding the financial position of the Company (as compared to when the required approvals for a project are obtained and the level of uncertainty of materialization of the project decreases).

The Company respectfully advises the Staff that it has revised its disclosure in Note 2(I) to the Company’s Annual Financial Statements to clarify its policy, as noted in the Company’s letter to the Staff, dated September 8, 2022, in the Company’s response to Staff’s comment No. 13.

1 "We support the presentation of both cash inflows and cash outflows as operating cash flow, regardless of the model (financial or intangible) applied in IFRIC 12, for the reasons set out in the Staff Analysis." (See - ifrs.org/content/dam/ifrs/meetings/2011/december/eeg/eeg-ap3-ifric-12-classification-of-cashflows.pdf).

November 18, 2022

Q. Revenue recognition, page F-27

12.	We note the revisions you made in response to prior comment 27. However, it appears that further revisions are necessary by each revenue stream to address the disclosure requirements in IFRS 15, including paragraphs 119 through 126. In this regard, without limitation, we are unable to locate, by each revenue stream, when performance obligations are satisfied, the timing of that satisfaction, significant payment terms, whether you have performance obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Alternatively, tell us where this disclosure is provided, by each revenue stream, or why this disclosure is not necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure for each revenue stream in Note 2Q to the Company’s Annual Financial Statements to address the disclosure requirements in IFRS 15.

Note 8 - Investments in investee entities

C. Investment in associate entities, page F-44

13.	We note from your response to prior comment 28 that all of your equity method investments were in loss positions as at December 31, 2021. Please revise your disclosure to address the requirement in IFRS 12.22(c) or tell us why this disclosure is not necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, although IFRS 12.22(c) requires disclosure for the unrecognized share of losses, as noted in the Company’s letter to the Staff, dated September 8, 2022, in the Company’s response to Staff’s comment No. 28, the Company had no unrecognized losses as of December 31, 2021. When losses that have been recognized under the equity method exceeded the investment in ordinary shares (which was reduced to zero), the excess losses were applied to other components of interest that in substance form part of the Company’s net investment in the associates (i.e., the loans for which settlement is neither planned nor likely to happen in the foreseeable future in the amount of $26,264 and $43,717 for the periods presented). Therefore, such losses have been recognized under the equity method and in the Company's view, IFRS 12.22(c) disclosure requirement, would not apply.

Additionally, the Company respectfully notes that the cumulative amount of losses that exceeded the investment in ordinary shares of equity method investments as of December 31, 2021 was of an immaterial amount of $295 thousand.

November 18, 2022

Note 15 - Debentures, page F-58

14.	We note from your response to prior comment 31 that you have not recorded a derivative liability component with respect to your Series C convertible debentures. Based on the conversion terms described on page F-61, we note that the unpaid principal balance is not convertible into a fixed amount of ordinary shares because of the different conversion terms at the date of conversion. Please clarify for us why you do not believe there is an embedded derivative in these debentures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, based on KPMG's accounting literature "Insights into IFRS", the requirement that a contract be settled by delivering a fixed number of its own shares for a fixed amount of cash, in order to be classified as equity, can also be met if the number of shares to be delivered or the amount of cash to be received changes over the life of the contract, but the change is predetermined at the inception of the contract.2

As described on pages F-60 and F-61 the conversion terms were predetermined at inception of the contract and as such the Company determined that there is no derivative liability component with respect to the Series C convertible debentures.

Note 28 - Operating segments, page F-84

15.	We note from your response to prior comment 7 and revised disclosure on page 75 that Segment Adjusted EBITDA is the measure of profitability for each reportable segment used by the CODM. However, we note that certain descriptions in this footnote appear to describe multiple measures of profitability, which does not appear consistent with IFRS 8.26. For instance, we note disclosure referring to i) the CODM’s evaluation of results distinguished between geographical location and arrangements which apply to various projects, and ii) a set of reports based on evaluation of solar power systems as fixed asset items which generate electricity revenues and not as contract assets. These descriptions are then followed by the statement that the “results of the segments are also based on the Company’s segment adjusted EBITDA.” [Emphasis added] Please provide clarification with regards to the identification of your measure of segment profitability per IFRS 8.26.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff has revised the disclosure in Note 28 to the Annual Financial Statements to clarify that Segment Adjusted EBITDA is the only measure of profitability for each reportable segment used by the CODM.

16.	In addition to the above, we note your presentation of Segment Revenues differs from Reportable Revenues for the Israel segment and for total consolidated revenues. Tell us how the presentation of multiple measures of revenues from external customers is consistent with IFRS 8.23.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Segment Revenues are the Revenues amounts that are included in the set of reports which are submitted to the CODM, for the purpose of allocating resources and assessing the performance of operating resources.

In addition, as required by IFRS 8.28, all material reconciling items are required to be separately identified and described. The Company has therefore provided reconciliation of Segment Revenues, which relates to the different accounting policy within the Israel segment, to its reported revenues.

2 See par.7.3.100.70, which states “In our view, the requirement that a contract be settled by delivering a fixed number of its own shares for a fixed amount of cash, in order to be classified as equity, can also be met if the number of shares to be delivered or the amount of cash to be received changes over the life of the contract but the change is predetermined at inception of the contract” as well as Example 11 which following it.

November 18, 2022

Interim condensed consolidated financial statements

Condensed consolidated statements of income and other comprehensive income, page F-112

17.	Please revise this statement to present your per share amounts rounded to the nearest cent (i.e., using only two decimal points), in order not to imply a greater degree of precision than exists.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-113 in response to the Staff’s comment.

Notes to the condensed consolidated financial statements as of June 30, 2022, page F-120

18.	Please revise to include disclosure of the disaggregation of revenue from contracts with customers required by IFRS 15.114-115. Refer to IAS 34.16A(l).

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-124 in response to the Staff’s comment.

Note 4 - Significant transactions and events during the reporting period

I. Change of estimate in the accounting treatment of the Halutziot project, page F-124

19.	We note your conclusion in the second quarter of 2022 that the Halutziot facility is no longer under the scope of IFRIC 12. Please provide us with an analysis to support your change in accounting treatment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that before applying the change in accounting treatment in its financial statements, the Company formally pre-cleared its accounting analysis, which relates to specific changes in Israeli law and regulation, with the staff of the Israeli Securities Authority (“ISA”).

On September 2, 2019, the Israeli Electricity Authority (the “IEA”) issued resolution 563, which allows, subject to certain conditions, for significant changes to be made to the terms of the concession arrangement with the IEA (including the replacement of existing panels with panels based on advanced technology, changes to the structure of facilities and the expansion of production capacities). The IEA’s resolution may be applied to various facilities in Israel, including the Company’s Haluziot facility.

The Company intended to take advantage of the resolution and to replace and upgrade the existing panels used in the Haluziot facility and therefore, as discussed above, has applied for a formal consultation to ISA’s staff in the beginning of 2022.

November 18, 2022

As agreed with the ISA staff, the actual replacement process and the change to the agreement with the Israeli Electricity Authority (i.e. the approval to the amended terms of Haluziot facility has been granted by the Israeli Electricity Authority in the second quarter of 2022), triggers a significant amendment to the concession arrangement of the Halutziot facility and as such, a re-assessment of whether Haluziot facility is within IFRIC 12 scope should be performed as the control evaluation conditions in IFRIC 12.5 might not be met anymore, according to the amended agreement.

As a result of the significant change to the agreement terms in the second quarter of 2022, the Company, re-evaluated whether IFRIC 12 should be applied. The Company has concluded that IFRIC 12.5 is not met, under the agreement amended terms. This is, as Haluziot facility is not transferred to the Israeli Electricity Authority or any other entity under its control, at the end of the arrangement period, while the facility is not considered a “Whole-of-life” arrangements, as discussed in IFRIC 12.6, as its residual interest, at the re-assessment date (i.e. taking into consideration, its new and upgraded panels), is considered significant.3 Consequently, the contract asset related to Haluzion facility (i.e. in the amount approximately $161 million) was reclassified into a fixed asset, measured according to the cost model under IAS 16.

Exhibits

20.	We note your response to prior comment 18 and reissue in part. Please file the credit facility agreements with Bank Hapoalim Ltd. and Bank Leumi Le-Israel Ltd. as exhibits to your registration statement or provide a more detailed analysis explaining why it is not necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and, in accordance with Rule 306 of Regulation S-T, has included as Exhibits 10.5 and 10.6 to its Amendment No. 2 fair and accurate English summaries of each of the credit facility agreements with Bank Hapoalim Ltd. and Bank Leumi Le-Israel Ltd, which are both in Hebrew.

General

21.	We note your response to prior comment 36. However, we note disclosure in the interim period financial statements that reflect financial information in a transaction currency only. As one example, disclosure on page F-123 discloses consideration from issuance of shares and debentures on an NIS basis only. Please further review your submission, and where applicable, revise to present amounts in U.S. dollars or present the translated U.S. dollar amount parenthetically.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-123 and F-130 to present such amounts or translated amounts.

* * *

3 With that respect, the application guidance to IFRIC 12 states that the residual interest in the infrastructure is the estimated current value of the infrastructure as if it were already of the age and in the condition expected at the end of the term of the arrangement.

November 18, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Josh G. Kiernan

Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:	(via email)

Gilad Yavetz, Chief Executive Officer, Enlight Renewable Energy Ltd.

Nir Yehuda, Chief Financial Officer, Enlight Renewable Energy Ltd.

Noa Beit Dagan, General Counsel, Enlight Renewable Energy Ltd.

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Michael Hong, Esq., Skadden, Arps, Slate, Meagher & Flom LLP